

WATERBLOCKS™

Saving Lives, Communities, and Our Environment

Form C-AR Notice II

RE: The Annual Review Report

Current SEC rules and regulations, require the reporting company to disclose any and all material facts and events that may have an impact on the reporting company.

On or about April 30, 2021 the Company filed its 2020 Financial Statements and a Notice withholding the Financial Review to determine the impact of the "Breech of Agreement" by and between the Company and StartEngine Capital LLC, (specifically) suspending the acceptance of investor tender offers as of April 30, 2021, as described in the prior Form C-AR Notice.

The Company has taken the time to fully evaluate these events and ascertained the impact these action(s) and events and our conclusions are as follows; an investment opportunity loss of approximately 90 days has resulted in an estimated loss of $60,000 of potential investments, new and unusual related accounting costs have been incurred - estimated to total $10,000, and static overhead costs incurred are estimated at $30,000, for a total of approximately $100,000. All of which will negatively impact our 2021 financial statements and reflected therein. The loss of additional paid-in capital cash flows have negatively impacted our progress and momentum, but has not prevented the continuation of conducting business. Consequently, management has determined that these events are not sufficiently significant to be considered a major material event. The company has overcome the challenges presented by these events and is moving forward.

The Company has elected to continue its Title III CF Offering or replace it and change the designated "SEC approved Portal to a new provider "TruCrowd". The Company has entered into a contract for their Portal Services and is now in the process of launching and continuing its offering activities as before in accordance with SEC regulations.

These actions having been undertaken, warranted an updated review, which has now been completed and incorporated herein.

Certification

This is to certify, that the financial statements included herein have been reviewed and found to be a correct representation of the financial activities of the company as reported therein, and included with this filing.

BY:

____

Joseph Daniluk
CEO
Locking Line Barriers Corporation

DBA **Locking Line Barriers Corporation**
4155 E. Jewell Ave Suite 610 Denver Colorado 80222
303.360.7535 phone • 303.537.4480 fax
A Service Disabled Veteran Owned Business

LOCKING LINE BARRIERS CORPORATION
(DBA WATERBLOCKS^{TM})

Financial Statements For The Years Ended December 31, 2020 & 2019

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

Description **Page**



NAPER CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of LOCKING LINE BARRIERS CORPORATION

We have reviewed the accompanying consolidated financial statements of LOCKING LINE BARRIERS CORPORATION ("The Company"), which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019 and the related Profit & Loss Statements, Statements of Shareholders' Equity, and Statements of Cashflows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Naperville, IL
July 9, 2021

LOCKING LINE BARRIERS CORPORATION
PROFIT & LOSS STATEMENT (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue		
Revenue	$ -	$ -
Total Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expense		
Management Fees	299,000	131,100
Supplies & Materials Expense	3,000	3,500
Dues & Subscriptions	2,000	-
Bank Fees	1,235	1,583
Total Operating Expenses	305,235	136,183
Net Income From Operations	(305,235)	(136,183)
Other Income (Expense)		
Total Other Income (Expense)	-	-
Net Income Before Provision for Income Tax	(305,235)	(136,183)
Provision for Income Taxes	-	-
Net Income (Loss)	$ (305,235)	$ (136,183)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOCKING LINE BARRIERS CORPORATION
BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2020 & 2019

	12/31/20	12/31/19
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 11,053	$ 27,593
Prepaid Expenses	-	3,000
Offering Proceeds Receivable	17,327	9,846
Prepaid Expenses	4,000	-
TOTAL CURRENT ASSETS	32,380	40,439
NON-CURRENT ASSETS		
Patent	10,000	10,000
TOTAL NON-CURRENT ASSETS	10,000	10,000
TOTAL ASSETS	42,380	50,439
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Loan Due to Shareholder	-	11,000
TOTAL CURRENT LIABILITIES	-	11,000
NON-CURRENT LIABILITIES		
TOTAL NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	-	11,000
OWNER'S EQUITY		
Common Stock - APIC	590,838	265,453
Preferred Stock - APIC	20,000	-
Contra-Equity Offering Cost	(68,273)	(31,064)
Retained Earnings (Deficit)	(194,950)	(58,767)
Net Income (Loss)	(305,235)	(136,183)
TOTAL SHAREHOLDERS' EQUITY	42,380	39,439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 42,380	$ 50,439

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOCKING LINE BARRIERS CORPORATION
STATEMENT OF CASHFLOWS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2020 & 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income	$ (305,235)	$ (136,183)
Non-Cash Adjustments		
Increase in Prepaid Expenses	(4,000)	-
Shares issued in exchange for services	-	-
Decrease in Prepaid Expenses	3,000	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(306,235)	(136,183)
INVESTING ACTIVITIES		
Patent acquisition costs	-	(10,000)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	(10,000)
FINANCING ACTIVITIES		
Proceeds Common Stock Issuance	325,385	175,816
Proceeds Preferred Stock Issuance	10,000	-
Offering Proceeds Receivable	(7,481)	(9,846)
Contributions from Founder	-	2,407
Loan Due to Shareholder	(1,000)	11,000
Offering costs	(37,209)	(5,640)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	289,695	173,737
NET INCREASE (DECREASE) IN CASH	(16,540)	27,554
CASH AT BEGINNING OF PERIOD	27,593	39
CASH AT END OF PERIOD	$ 11,053	$ 27,593

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOCKING LINE BARRIERS CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
AS OF DECEMBER 31, 2020 & 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ 3,039	$ -	$ 3,039
Net Income for the period ending December 31, 2019	-	(136,183)	(136,183)
Equity Contributions (Distributions)	-	172,583	172,583
Balance, December 31, 2019	$ 3,039	$ 36,400	$ 39,439

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019	$ 39,439	$ -	$ 39,439
Net Income for the period ending December 31, 2020	-	(305,235)	(305,235)
Equity Contributions (Distributions)	-	308,176	308,176
Balance, December 31, 2020	$ 39,439	$ 2,941	$ 42,380

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Locking Line Barriers Corporation ("The Company") is a corporation organized on October 10, 2015 under the laws of Colorado under the name of Locking Line Barriers and does business under the trade name WaterBlocks. The Company changed its name from Locking Line Barriers to Locking Line Barriers Corporation on February 12, 2018. The Company was formed to market and distribute the WaterBlocks product line.

As of December 31, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Stock Subscription Receivable
The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the balance sheet.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible Assets
The Company capitalizes costs related to maintaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. During 2020 and 2019, the Company capitalized $0 and $5,000, respectively, in patent, copyright, and trademark related costs, resulting in intangible assets of $10,000 as of both December 31, 2020 and 2019, respectively. Amortization expense has not recorded as the patent is pending as of the date these financial statements.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Deferred Offering Costs
The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $500,185 and $194,950 as of December 31, 2020 and 2019, respectively. The Company pays federal and Colorado income taxes at a combined effective rate of approximately 25% and has used this effective rate to derive net deferred tax assets of $123,334 and $48,070 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

No tax returns have been filed since inception. The Company may be subject to an indeterminate amount of late filing fees due to its delinquent tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Commitments and Contingencies
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020 and 2019, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Due to Related Party
During 2019, the Company's CEO advanced the Company $11,000. This advance bears no interest and is payable on demand. In 2020, the Company made cash payments of $1,000 and issued 1,000 shares of Preferred Stock in exchange for the remaining $10,000 payable. As of December 31, 2020, the advance totaled $0.

NOTE C – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenue or profits, has sustained net losses of $305,235 and $136,183 during the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations, has limited liquid assets with just $11,053 of cash held as of December 31, 2020, and has an accumulated deficit of $500,185 as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE D – STOCKHOLDERS' EQUITY

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is twenty million (20,000,000), zero par value per share. Of the twenty million authorized shares, 8,500,000 shares have been designated as Class A Unrestricted Voting Common Stock, 2,500,000 shares as Class B Restricted Non-Voting Common Stock, the remaining 9,000,000 are currently undesignated common stock.

Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders have no voting rights.

NOTE D – STOCKHOLDERS' EQUITY (cont.)

Common Stock (cont.)
In 2020, the Company issued 48,101 shares of Class B Non-Voting Common Stock at $1.00 per share resulting in gross proceeds of $48,101. In 2020, the Company raised $277,284 through issuance of its Class B Non-Voting Common Stock pursuant to an offering under Regulation Crowdfunding, where 138,642 shares were issued at $2.00 per share. As of December 31, 2020 there was $17,327 of subscription receivables related to these issuances.

In 2019, the Company issued 42,500 shares of Class B Non-Voting Common Stock at $1.00 per share resulting in gross proceeds of $42,500. In 2019, the Company raised $133,316 through issuance of its Class B Non-Voting Common Stock pursuant to an offering under Regulation Crowdfunding, where 66,658 shares were issued at $2.00 per share. As of December 31, 2019 there was $9,846 of subscription receivables related to these issuances.

Treasury Stock
The Company issued itself shares of common stock as treasury stock. Common stock issuances in 2020 and 2019 were out of the treasury stock balances.

Of the original 8,500,000 shares of Class A Voting Common Stock, 7,500,000 shares are held by outside shareholders and 1,000,000 shares remain in Corporate Treasury, as of December 31, 2020.

Of the original 2,500,000 shares of Class B Non-Voting Common Stock, 2,109,065 shares are held by outside shareholders and 390,935 shares remain in Corporate Treasury, as of December 31, 2020.

Preferred Stock
In 2020, the Company issued 2,000 shares of Preferred stock at $10 per share resulting in gross cash proceeds of $10,000 and settlement of a loan of $10,000, resulting in an increase of Preferred Stock APIC of $20,000. Preferred stockholders have no voting rights until converted to Common Shares, as stated in the offering and confirmed at the time of issue. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation.

On February 8, 2020, the Board of Directors authorized the CEO of the Company to amended and restate its Articles of Incorporation to authorize a total of 100,000,000 shares of Common Stock and 100,000,000 shares of Common Stock in the future as determined to be in the best interest of the Company by the CEO, which has not been implemented as of the date of this document.

NOTE E – RELATED PARTY TRANSACTIONS

Related Party Management Fees
The Company has an informal management agreement with Strategic Solutions Team, Inc. ("SST"), which has not been formalized or memorialized. SST is wholly owned by the CEO of the Company. The agreement is for SST to manage and facilitate all corporate and business needs and activities of the Company until such time the Company has the resources and begins operations on its own. For the years ended December 31, 2020 and 2019, the Company paid SST $299,000 and $131,100 respectively.

Related Party Global Distribution Agreement
Great American Holdings, Inc. holds all intellectual property, manufacturing, sales, and distribution rights to the WaterBlocks products. The Company offered to acquire the Exclusive Global Marketing Rights under a license agreement. The Company at the time, barren of cash, offered Great American Holdings, Inc. a Royalty of 3% of the product(s) gross sales receipts (as defined in the agreement) and 3% of product gross rental revenue, and further a substantial block of the Company's Common Class A voting Stock in exchange for the License to the Exclusive Global Marketing Rights, which was accepted and became effective immediately.

On October 27, 2017, the License and Global Distribution Agreement was entered into between the Company and Great American Holdings, Inc., which is a related party as the CEO of the Company and is its controlling shareholder. The agreement has a term of 20 years, commenced on October 27, 2017, and renews automatically for a like period in perpetuity, absent any objection by either party, upon 30 days written notice from the objecting party to the other.

NOTE F – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and does not exceed the amount of insurance provided on such deposits.

NOTE G – SUBSEQUENT EVENTS

Crowdfunding Campaign
During 2021, the Company has raised $80,396 through its Regulation CF offering.

Management's Evaluation
Management has evaluated subsequent events through July 9, 2021, the date on which the financial this report was available to be issued. Management has determined that none of the events occurring after the date of the Financial Statements as of December 31, 2020 and 2019 through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.